UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  November 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         ☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

Effective as of November 22, 2010, Rosetta Genomics Ltd. and its wholly owned subsidiary Rosetta Genomics Inc. (collectively, “Rosetta”) and Prometheus Laboratories, Inc.(“Prometheus”) entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) to resolve the various disputes between the parties relating to the License Agreement, dated April 10, 2009 (the “License Agreement”), the Laboratory Services Agreement, dated April 10, 2009 (the “Services Agreement”), and the Stock Purchase Agreement, dated April 10, 2009 (the “Stock Purchase Agreement”), including all claims relating to the arbitration proceeding currently before the International Court of Arbitration, International Chamber of Commerce (the “Arbitration”).  The material terms of the Settlement Agreement are as follows:

•
The License Agreement and all licenses and commercialization rights granted thereunder, have been terminated with the exception of the following sections, which survive termination: Sections 4.8 (Withholding Taxes), 6.1 (Confidentiality), 8 (Indemnification), 10 (Limitation of Liability), 11.2 (Arbitration – which has been amended to delete the reference to Section 11.1), 11.4 (Governing Law), 12.6 (Relationship of the Parties), 12.7 (Injunctive Relief), and 12.8 (Notices).

•
The Services Agreement has been terminated with the exception of the following sections, which survive termination: 4.2 (Records), 6 (Privacy; Confidentiality), 9 (Indemnities), 10 (Ownership), 11 (Insurance), 13 (Exclusions of Liability; Dispute Resolution), 14.1 (Notices), 14.2 (Independent Contractors), 14.3 (Assignment; Headings), and 14.8 (Governing Law; Counterparts).

•
The Purchase Agreement has been amended as follows: (a) Prometheus’ rights under Sections 5.1 (Information and Inspection Rights), 5.2 (Pre-Emptive Rights), 5.3 (Board Observer Rights) and 5.10 (Tax Matters) have been terminated; and (b) the reference in Section 7.1(d)(i)(A) to “the second anniversary of the Closing Date” has been changed to “May 1, 2012.”

•
In consideration of the termination of the licenses and the return of the commercialization rights under the License Agreement, Rosetta has agreed to pay Prometheus $3.1 million as follows:  (a) $1.2 million is to be paid on December 2, 2010, (b) $500,000 is to be paid on or before February 28, 2011, (c) $650,000 is to be paid on or before November 22, 2011, and (d) $750,000 is to be paid on or before May 22, 2012.  Rosetta has granted Prometheus a non-interest bearing note with respect to the $500,000 payment due on or before February 28, 2011 and a note bearing interest at 12% per year with respect to the $650,000 payment due on or before November, 22, 2011 and the $750,000 payment due on or before May 22, 2012.

•
Each of the parties have agreed to mutually release and discharge all claims which were made or could have been made in the Arbitration, under the License Agreement, the Services Agreement and the Purchase Agreement, up to the date of the Settlement Agreement, and have agreed to dismiss the Arbitration with prejudice within two business days of the date the initial $1.2 million payment is received by Prometheus.

Copies of the License Agreement and the Services Agreement have previously been filed as exhibits 4.17 and 4.18, respectively, to Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 001-33042) as filed with the SEC on June 30, 2009, and the provisions of such agreements that survive termination as set forth above are incorporated herein by reference.  A copy of the Purchase Agreement has previously been filed as exhibit 99.2 to Rosetta’s Report on Form 6-K (File No. 001-33042) as filed with the SEC on April 14, 2009, and is incorporated herein by reference, as amended as set forth above.

A copy of a press release, dated November 23, 2010, announcing the Settlement Agreement is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release dated November 23, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 23, 2010	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel